                                                                        07/01/97


                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.



                                 FORM U-3A-2\A

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935
                     To Be Filed Annually Prior to March 1


                                  ENRON CORP.
                            (an Oregon corporation)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information. This Form amends and restates in its entirety the Form U-3A-2 filed by Enron Corp. with the Securities and Exchange Commission on July 2, 1997 and is effective for the reporting period of July 1, 1997.

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

        SEE APPENDIX I.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

        SEE APPENDIX II.

     3. The following information of the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a)     Number of kWh of electric energy sold at retail and wholesale -

             Retail:     17,558,693,000  kWh
             Wholesale:  10,187,788,000  kWh

     (b) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized;

             Number of kWh of electric energy distributed at retail outside state in which each Company is organized - None

     (c) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at wholesale outside the State in which each such company is organized, or at the State line.

             9,326,289,000 kWh - Delivery of electric energy is primarily at the Malin substation in Southern Oregon with ultimate use in California.

     (d) Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

             Portland General Electric Company ("PGE") purchased electric energy from certain nonassociated utilities, municipalities, wholesale marketers, and public authorities, such as Bonneville Power Administration ("BPA") and public utility districts, which are either located in or have generation facilities located outside the State of Oregon:

             14,534,066,000 kWh - Delivery of electric energy is through BPA transmission lines to PGE interconnections in Oregon.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                          EXEMPT WHOLESALE GENERATORS

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                  % ENRON
           SUBSIDIARY            INCORPORATION      CITY         STATE                    PURPOSE                 OWNERSHIP
-----------------------------------------------------------------------------------------------------------------------------
  Dabhol Power Company          India           Dabhol        Maharashstra Own and operate power plant in state    80.00
                                                                           of Maharashtra, India
-----------------------------------------------------------------------------------------------------------------------------
  Hainan Meinan Power Company   China           Haikou,       China        To develop, build, own, operate,        50.00
  CJV                                           Hainan                     maintain, manage, and administer the
                                                Province                   power plant, arrange financing for
                                                                           the power plant, and produce and
                                                                           sell electricity.
-----------------------------------------------------------------------------------------------------------------------------
  Trakya Elektrik Uretim ve     Turkey          Kavaklidere/  Turkey       To build and operate power stations;    50.00
  Ticaret A.S                                   Ankara                     to generate wholesale electrical
                                                                           energy.
-----------------------------------------------------------------------------------------------------------------------------
  Zond Development Corporation  California      Tehachapi     California   To own and operate a 112MW wind         78.33
                                                                           turbine generation facility under
                                                                           development near Alta, Iowa, and to
                                                                           sell the power generated there at
                                                                           wholesale.
-----------------------------------------------------------------------------------------------------------------------------
  Zond Minnesota Development    California      Tehachapi     California   To own and operate a 107.25MW wind      78.33
  Corp.II                                                                  turbine generation facility under
                                                                           development near Lake Benton,
                                                                           Minnesota, and to sell the power
                                                                           generated there at wholesale.
-----------------------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystems      California      Tehacahapi    California   To own and operate a 19.5MW wind         0.50
  Partners I                                                               turbine generation facility located
                                                                           near Palm Springs, California, and
                                                                           to sell the power generated there at
                                                                           wholesale.
-----------------------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystems      California      Tehacahapi    California   To own and operate a 10.4MW wind         0.50
  Partners II                                                              turbine generation facility located
                                                                           near Palm Springs, California, and
                                                                           to sell the power generated there at
                                                                           wholesale.
-----------------------------------------------------------------------------------------------------------------------------
  Zond Systems, Inc.            California      Tehacahapi    California   To own and operate wind turbine         78.33
                                                                           generation facilities and to sell
                                                                           the power generated there at
                                                                           wholesale.
-----------------------------------------------------------------------------------------------------------------------------
  ZWHC L.L.C.                   California      Tehacahapi    California   To own and operate a 20MW wind          50.00
                                                                           turbine generation facility located
                                                                           near Tehachapi, California and to
                                                                           sell the power generated there at
                                                                           wholesale.
-----------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners,    California      Tehacahapi    California   To own and operate a 14.2MW wind         1.00
  Ltd.,                                                                    turbine generation facility located
  Series 85-A                                                              near Tehachapi, California and to
                                                                           sell the power generated there at
                                                                           wholesale.
-----------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners,    California      Tehacahapi    California   To own and operate a 21.4MW wind         1.00
  Ltd.,                                                                    turbine generation facility located
  Series 85-B                                                              near Tehachapi, California and to
                                                                           sell the power generated there at
                                                                           wholesale.
-----------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners,    California      Tehacahapi    California   To own and operate a 18MW wind           1.00
  Ltd.,                                                                    turbine generation facility located
  Series 85-C                                                              in Alameda County, California and to
                                                                           sell the power generated there at
                                                                           wholesale.
-----------------------------------------------------------------------------------------------------------------------------

                           FOREIGN UTILITY COMPANIES

-----------------------------------------------------------------------------------------------------------------------
                                                                                                            % ENRON
           SUBSIDIARY            INCORPORATION     CITY       STATE                   PURPOSE               OWNERSHIP
-----------------------------------------------------------------------------------------------------------------------
  Batangas Power Corp.          Philippines     Makati,     Philippines  To own and operate a power plant     50.00
                                                Metro                    facility in Batangas, Republic of
                                                Manila                   the Philippines.
-----------------------------------------------------------------------------------------------------------------------
  ECT Colombia Pipeline         Cayman Islands  Grand       Cayman       To be utilized in connection with   100.00
  Holdings 2 Ltd.                               Cayman      Islands      the bid to purchase shares in
                                                                         PROMIGAS S.A., ESP.
-----------------------------------------------------------------------------------------------------------------------
  Enron Development Piti L.L.C. Delaware        Houston     Texas        To participate in the development    50.00
                                                                         of the Piti Power Project in Guam
                                                                         pursuant to an Energy Conversion
                                                                         Agreement with the Guam Power
                                                                         Authority.
-----------------------------------------------------------------------------------------------------------------------
  Electricidad Enron de         Guatemala       None listed              Development and construction of a   100.00
  Guatemala, S.A.                                                        power facility in Guatemala.
-----------------------------------------------------------------------------------------------------------------------
  Enron Equity Corp.            Delaware        Houston     Texas        To provide a deconsolidated          73.00
                                                                         entity for tax purposes into
                                                                         which earnings of Transportadora
                                                                         de Gas del Sur, S.A., Batangas
                                                                         Power Corp., and Subic Power
                                                                         Corp. will flow.
-----------------------------------------------------------------------------------------------------------------------
  Enron Power Operations        England         London      England      Operations and Management            50.00
  Teesside
-----------------------------------------------------------------------------------------------------------------------
  Enron Power Philippines Corp. Philippines     Metro       Philippines  Holding company for interests in    100.00
                                                Manila                   power plant facilities in the
                                                                         Republic of the Philippines.
-----------------------------------------------------------------------------------------------------------------------
  Enron Power Philippine        Delaware        Houston     Texas        Operation of Philippine based       100.00
  Operating Corp.                                                        power generating facility at
                                                                         Batangas.
-----------------------------------------------------------------------------------------------------------------------
  Enron Subic Power Corp.       Philippines     Manila      Philippines  Lease and operate electric/power     99.00
                                                                         generating facilities.
-----------------------------------------------------------------------------------------------------------------------
  Promigas S.A., E.S.P.         Colombia        Barranquilla Colombia    Engaged in business of natural       38.67
                                                                         gas transportation, operation of
                                                                         natural gas pipelines for third
                                                                         parties, pipeline services and
                                                                         the utilitization of compressed
                                                                         natural gas
-----------------------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power Corp.    Delaware        Houston     Texas        Operation and Management             50.00
-----------------------------------------------------------------------------------------------------------------------
  San Juan Gas Company, Inc.    Puerto Rico     Mirimar     Puerto       Distribution and sale of gas via    100.00
                                                Santurce    Rico         underground pipeline system in
                                                                         San Juan,Puerto Rico
-----------------------------------------------------------------------------------------------------------------------
  Smith/Enron Cogeneration      Turks & Caicos  Grand       Turks &      To construct, acquire and own,       50.00
  Limited Partnership           Isles           Turk        Caicos,      manage and operate the project (a
                                                            Island,      185 MW barge -mounted power
                                                            B.W.I.       generation facility.)
-----------------------------------------------------------------------------------------------------------------------
  Smith/Enron O&M Limited       Turks & Caicos  Grand       Turks &      To operate and maintan the           50.00
  Partnership                   Isles           Turk        Caicos,      approx. 185 MW power  plant to be
                                                            Island,      constructed near Puerto Plata,
                                                            B.W.I.       Dom. Rep.
-----------------------------------------------------------------------------------------------------------------------
  Subic Power Corp.             Philippines     Metro       Philippines  To design, construct, own and        50.00
                                                Manila                   operate power generating
                                                                         facilities in the Republic of the
                                                                         Philippines.
-----------------------------------------------------------------------------------------------------------------------
  Teesside Gas Processing       England         London      England      Responsible for the gas liquids     100.00
  Limited                                                                and gas processing plant being
                                                                         built in conjunction w/Teesside
                                                                         Cogen plant.
-----------------------------------------------------------------------------------------------------------------------
  Teesside Gas Transportation   England         London      England      Responsible for gas supply going    100.00
  Limited                                                                to the Teesside Cogen plant.
-----------------------------------------------------------------------------------------------------------------------
  Teesside Power Holdings       England         London      England      Main Activity:  Holding Company      85.00
  Limited
-----------------------------------------------------------------------------------------------------------------------
  Teesside Power Limited        England         London      England      Pending                              50.00
-----------------------------------------------------------------------------------------------------------------------

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          SEE EXHIBIT C AND APPENDIX I FOR A DESCRIPTION OF THE INTEREST HELD.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  (For calendar year ended December 31, 1996)

---------------------------------------------------------------------------------------------------------------
                                                                                        GUARANTEES/
                     SUBSIDIARY                             CAPITAL INVESTED           RECOURSE DEBT     NOTES
---------------------------------------------------------------------------------------------------------------
             EXEMPT WHOLESALE GENERATORS
---------------------------------------------------------------------------------------------------------------
Dabhol Power Company                                                   227,015,000       280,000,000    (d)
---------------------------------------------------------------------------------------------------------------
Hainan Meinan Power Company CJV                                        119,000,000
---------------------------------------------------------------------------------------------------------------
Trakya Elektrik Uretim ve Ticaret A.S.                                  15,830,000
---------------------------------------------------------------------------------------------------------------
Zond Development Corporation
---------------------------------------------------------------------------------------------------------------
Zond Minnesota Development Corp. II
---------------------------------------------------------------------------------------------------------------
Zond-PanAero Windsystem Partners I
---------------------------------------------------------------------------------------------------------------
Zond-PanAero Windsystems Partners II
---------------------------------------------------------------------------------------------------------------
Zond Systems, Inc.
---------------------------------------------------------------------------------------------------------------
Zond Windsystems Holding Company
---------------------------------------------------------------------------------------------------------------
Zond Windsystems Partners, Ltd.,    Series 85-A
---------------------------------------------------------------------------------------------------------------
Zond Windsystems Partners, Ltd.,    Series 85-B
---------------------------------------------------------------------------------------------------------------
Zond Windsystems Partners, Ltd.,    Series 85-C
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
               FOREIGN UTILITY COMPANIES
---------------------------------------------------------------------------------------------------------------
  Batangas Power Corp.                                Equity             17,260,000       21,500,000    (c)
---------------------------------------------------------------------------------------------------------------
                                                                                           5,530,000    (d)
---------------------------------------------------------------------------------------------------------------
  ECT Colombia Pipeline Holdings 2 Ltd.               (a)
---------------------------------------------------------------------------------------------------------------
  Enron Development Piti L.L.C.
---------------------------------------------------------------------------------------------------------------
  Electricidad Enron de Guatemala, S.A.               Debt/Equity         2,222,000
---------------------------------------------------------------------------------------------------------------
  Enron Equity Corp.                                                    121,607,000
---------------------------------------------------------------------------------------------------------------
  Enron Power Operations Teesside
---------------------------------------------------------------------------------------------------------------
  Enron Power Philippine Operating Co.
---------------------------------------------------------------------------------------------------------------
  Enron Power Philippines Corp.                       Equity             30,908,000
---------------------------------------------------------------------------------------------------------------
  Enron Subic Power Corp                              Equity                500,000
---------------------------------------------------------------------------------------------------------------
  Promigas S.A. E.S.P.                                Equity            100,488,000
---------------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power Corp.                          Equity             16,500,000        6,000,000    (c)
---------------------------------------------------------------------------------------------------------------
  San Juan Gas Company                                Equity/Debt             7,160        4,500,000    (d)
---------------------------------------------------------------------------------------------------------------
  Smith/Enron Cogeneration Limited Partnership        Equity                 30,647       37,833,000    (d)
---------------------------------------------------------------------------------------------------------------
  Smith/Enron O&M Limited Partnership
---------------------------------------------------------------------------------------------------------------
  Subic Power Corp.                                   Equity                 13,128        5,153,000    (d)
---------------------------------------------------------------------------------------------------------------
  Teesside Gas Processing Limited
---------------------------------------------------------------------------------------------------------------
  Teesside Gas Transportation Limited                                       371,000
---------------------------------------------------------------------------------------------------------------
  Teesside Power Holdings Limited                                  (b)
---------------------------------------------------------------------------------------------------------------
  Teesside Power Limited                                                130,594,000      165,426,000    (c)
---------------------------------------------------------------------------------------------------------------
                                                                                              16,896    (d)
---------------------------------------------------------------------------------------------------------------
  (a)   Holding company - holds investment in
        Promigas S.A. E.S.P.

  (b)   Holding company - holds investment in
        Teesside Power Ltd

  (c)   Guarantees issued to support letters of
        credit

  (d)   Guarantees issued to support trade
        obligations and debt
---------------------------------------------------------------------------------------------------------------

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  (For calendar year ended December 31, 1996)

--------------------------------------------------------------------------------------------------------------------
                    SUBSIDIARY                                CAPITALIZATION              NET EARNINGS    NOTES
--------------------------------------------------------------------------------------------------------------------
           EXEMPT WHOLESALE GENERATORS
--------------------------------------------------------------------------------------------------------------------
Dabhol Power Company                                             533,769,000*
--------------------------------------------------------------------------------------------------------------------
Hainan Meinan Power Company CJV                                  129,390,000*               (6,610,000)
--------------------------------------------------------------------------------------------------------------------
Trakya Elektrik Uretim ve Ticaret A.S.                           121,058,000
--------------------------------------------------------------------------------------------------------------------
Zond Development Corporation                                       1,951,000                   610,000   (a), (c)
--------------------------------------------------------------------------------------------------------------------
Zond Minnesota Development Corp. II                                        0                     1,000   (a), (c)
--------------------------------------------------------------------------------------------------------------------
Zond-PanAero Windsystem Partners I                                12,675,000                 1,963,000   (b), (c)
--------------------------------------------------------------------------------------------------------------------
Zond-PanAero Windsystem Partners II                                6,767,000                 1,245,000   (b), (c)
--------------------------------------------------------------------------------------------------------------------
Zond Systems, Inc.                                                38,782,000                    14,000   (a), (c)
--------------------------------------------------------------------------------------------------------------------
Zond Windsystems Holding Company                                   7,642,000                 2,684,000   (b), (c)
--------------------------------------------------------------------------------------------------------------------
Zond Windsystems Partners Ltd.,     Series 85-A                    7,289,000                   336,000   (b), (c)
--------------------------------------------------------------------------------------------------------------------
Zond Windsystems Partners Ltd.,     Series 85-B                    7,859,000                   226,000   (b), (c)
--------------------------------------------------------------------------------------------------------------------
Zond Windsystems Partners Ltd.,     Series 85-C                    3,207,000                   717,000   (b), (c)
--------------------------------------------------------------------------------------------------------------------
             FOREIGN UTILITY COMPANIES
--------------------------------------------------------------------------------------------------------------------
  Batangas Power Corp.                                           111,839,000                12,240,000
--------------------------------------------------------------------------------------------------------------------
  ECT Colombia Pipeline Holdings 2 Ltd.                          100,259,000                 7,925,000
--------------------------------------------------------------------------------------------------------------------
  Enron Development Piti L.L.C.
--------------------------------------------------------------------------------------------------------------------
  Electricidad Enron de Guatemala, S.A.                            2,318,000                   272,000
--------------------------------------------------------------------------------------------------------------------
  Enron Equity Corp.                                             406,895,000                40,521,000
--------------------------------------------------------------------------------------------------------------------
  Enron Power Operations Teesside
--------------------------------------------------------------------------------------------------------------------
  Enron Power Philippines Corp.                                   65,854,000                 9,530,000
--------------------------------------------------------------------------------------------------------------------
  Enron Power Philippine Operating Corp.
--------------------------------------------------------------------------------------------------------------------
  Enron Subic Power Corp.                                            835,000                  (221,000)
--------------------------------------------------------------------------------------------------------------------
  Promigas S.A., E.S.P.                                          326,960,000*               28,949,000
--------------------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power Corp.                                      96,783,000                 6,368,000
--------------------------------------------------------------------------------------------------------------------
  San Juan Gas Company, Inc.                                       4,192,000                (6,449,000)
--------------------------------------------------------------------------------------------------------------------
  Smith Enron Cogeneration Limited Partnership                   202,504,000                 7,511,000
--------------------------------------------------------------------------------------------------------------------
  Smith/Enron O&M Limited Partnership                                629,000                 2,114,000
--------------------------------------------------------------------------------------------------------------------
  Subic Power Corp.                                              121,974,000                 5,153,000
--------------------------------------------------------------------------------------------------------------------
  Teesside Gas Processing Limited
--------------------------------------------------------------------------------------------------------------------
  Teesside Gas Transportation Limited                               (537,000)               (1,666,000)
--------------------------------------------------------------------------------------------------------------------
  Teesside Power Holdings Limited                                225,567,000                (1,218,000)
--------------------------------------------------------------------------------------------------------------------
  Teesside Power Limited                                         781,884,000               (12,671,000)
--------------------------------------------------------------------------------------------------------------------
  *  Not U.S. GAAP                                                              Amounts for Zond
  (a) No separate financial statements are                                      represent each entity's
  produced for this entity - amounts calculated                                 financial position,
  from consolidating financial statements                                       although Zond Systems,
  (b) Amounts per separate financial statements                                 Inc. owns certain of
  for this entity                                                               these subsidiaries
  (c) Total capital invested as of 12-31-96
  consists of $6,000,000 bridge loan to Enron
  Wind Corp (f/k/a/ Zond Corporation - parent of
  Zond Systems, Inc.) - converted to common stock
  January 3, 1997
--------------------------------------------------------------------------------------------------------------------

     (e) Identify any service, sales or construction contract(s) between EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         SEE APPENDIX III WHICH HAS BEEN FILED CONFIDENTIALLY WITH THE SECURITIES AND EXCHANGE COMMISSION.


     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 24th day of July, 1997.


                                        ENRON CORP.

                                        /s/ ROBERT H. BUTTS
                                        -------------------------------------
                                        By:    Robert H. Butts
                                        Title: Vice President and Controller


CORPORATE SEAL
Attest:



----------------------------------------------------------------------
Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:




Robert D. Eickenroht, Assistant General Counsel
----------------------------------------------------------------------
         (Name)                     (Title)




1400 Smith Street, EB3828
----------------------------------------------------------------------
Houston, Texas 77002
Telephone:  713/853-3155
Telecopy:   713/646-3490

                                                             7/01/97
                                                             SEC FORM U-3A-2\A

                                   APPENDIX I

                        Enron Corp. Subsidiary Interests

               Filed with the Securities and Exchange Commission
                     pursuant to Rule 202 of Regulation S-T

                                                             07/01/97
                                                             SEC FORM U-3A-2\A

                                 APPENDIX II

                             Enron Corp. Properties
                                      and
                      Subsidiary Public Utility Interests

------------------------------------------------------------------------------------------------------------
             SUBSIDIARY              PLACE OF      PRINCIPLE PRINCIPLE     PURPOSE               % ENRON
                                   INCORPORATION    ADDRESS  ADDRESS                             OWNERSHIP
                                                     CITY     STATE
------------------------------------------------------------------------------------------------------------
 PORTLAND GENERAL ELECTRIC            Oregon        Portland  Oregon  Electric utility.            100.00
 COMPANY
------------------------------------------------------------------------------------------------------------
     Portland General Transport       Oregon        Portland  Oregon  Sale of segmented gas        100.00
     Corporation                                                      pipeline capacity,
                                                                      currently inactive.
------------------------------------------------------------------------------------------------------------
        121 S.W. Salmon St.           Oregon        Portland  Oregon  Leases PGE Headquarters.     100.00
        Corporation
------------------------------------------------------------------------------------------------------------
            Worldwide Trade Center    Oregon        Portland  Oregon  Development of World         100.00
          Northwest Corporation                                       Trade Center complex in
                                                                      Portland, Oregon.
------------------------------------------------------------------------------------------------------------


     Enron Corp. has no properties other than the stock of its subsidiaries and an immaterial amount of office equipment and furniture. Its only public utility subsidiary is Portland General Electric Company ("PGE"). PGE is engaged in the generation, purchase, transmission, distribution and sale of electric energy in Oregon. PGE has a 321 MW ownership interest in generating plants in Washington (1 plant) and Montana (2 plants), comprising approximately 15% of its total generating capacity. PGE sells electric energy at wholesale in interstate commerce to electric utilities located in other states, primarily California. PGE purchases electric energy from public utility districts located in the State of Washington and from nonassociated utilities in Oregon, Washington, Montana, Idaho, Arizona, New Mexico, California and Canada. PGE purchases surplus electric energy from the Bonneville Power Administration ("BPA"), a federal agency that markets electric energy generated by federal hydroelectric dams located on the Columbia River in Oregon and Washington.

     PGE owns wholly or jointly the following generating facilities:

---------------------------------------------------------------------------------------------------------------
                                                                            PERCENT OF COMPANY'S
         NAME                     LOCATION            NET CAPABILITY (MW)         INTEREST         FUEL
---------------------------------------------------------------------------------------------------------------
Sullivan                 West Linn, OR                         16                 100.0            Hydro
---------------------------------------------------------------------------------------------------------------
Faraday                  Estacada, OR                          44                 100.0            Hydro
---------------------------------------------------------------------------------------------------------------
River Mill               Estacada, OR                          23                 100.0            Hydro
---------------------------------------------------------------------------------------------------------------
Bull Run                 Bull Run, OR                          22                 100.0            Hydro
---------------------------------------------------------------------------------------------------------------
Oak Grove                Three Lynx, OR                        44                 100.0            Hydro
---------------------------------------------------------------------------------------------------------------
Pelton                   Madras, OR                           108                 100.0            Hydro
---------------------------------------------------------------------------------------------------------------
North Fork               Estacada, OR                          54                 100.0            Hydro
---------------------------------------------------------------------------------------------------------------
Round Butte              Madras, OR                           300                 100.0            Hydro
---------------------------------------------------------------------------------------------------------------
Centralia                Centralia, OR                      1,310                   2.5            Coal
---------------------------------------------------------------------------------------------------------------
Bethel                   Salem, OR                            116                 100.0            Gas or Oil
---------------------------------------------------------------------------------------------------------------
Beaver                   Clatskanie, OR                       500                 100.0            Gas or Oil
---------------------------------------------------------------------------------------------------------------
Boardman                 Boardman, OR                         507                  65.0            Coal
---------------------------------------------------------------------------------------------------------------
Colstrip 3&4             Colstrip, MT                       1,440                  20.0            Coal
---------------------------------------------------------------------------------------------------------------
Coyote Springs           Boardman, OR                         241                 100.0            Gas or Oil
---------------------------------------------------------------------------------------------------------------

     PGE's electric distribution system is located within its service territory in Oregon. PGE serves an area of 3,170 square miles, including 54 incorporated cities. PGE has transmission lines for the delivery of electricity from its plants located in Oregon to its service territory or to the Northwest grid. Electric energy from the plants located in other states is delivered to PGE over the Northwest grid. PGE owns 20% of the Pacific

                                                               07/01/97
                                                               SEC FORM U-3A-2\A

                                  APPENDIX II
                                  (Continued)


     Northwest Intertie, a 4,800 MW transmission facility between John Day, in Northern Oregon, and Malin, in Southern Oregon near the California border. This line is used primarily for interstate sales and purchases of electric energy among BPA, utilities in the Pacific Northwest, including PGE, and California utilities.

     PGE has a 90% ownership interest in a 20 inch diameter natural gas pipeline that runs approximately 18 miles from its Beaver generating plant, located in Clatskanie, Oregon, to Cowlitz County, Washington, where it interconnects with the interstate gas distribution system of Northwest Pipeline Company.

                                                              07/01/97
                                                              SEC FORM U-3A-2\A

                                  APPENDIX III

 A description of services, sales or construction contracts between any EWG or foreign utility company and a system company.

            Filed confidentially with the Securities and Exchange Commission pursuant to Rule 104 promulgated under the Public Utility Holding Company Act.